UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)
 _____________________________________________________________________________________

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

_____________________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 19, 2020, Summit Therapeutics plc (the “Company”) announced the results of the resolutions proposed at the Company’s previously announced court meeting of shareholders (the “Court Meeting”) and general meeting of shareholders (the “General Meeting” and together with the Court Meeting, the “Meetings”) held on August 19, 2020, in connection with the Company’s proposed change of corporate domicile to the United States, to be effected by a United Kingdom court-approved scheme of arrangement (the “Scheme”). All of the resolutions were duly approved by the requisite majority of the Company’s shareholders. At the Meetings, the Company’s shareholders approved the implementation of the Scheme, a reduction of capital of the Company, certain amendments to the Company’s articles of association and the 2020 Stock Incentive Plan and the 2020 Employee Stock Purchase Plan of Summit Therapeutics Inc., a Delaware corporation that will be the new U.S. holding company following effectiveness of the Scheme, if sanctioned by the Court. The Court hearing to sanction the Scheme is due to be held on September 16, 2020.

The full text of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232074).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated August 19, 2020.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: August 19, 2020	By:	/s/ Robert Duggan
Robert Duggan
Chief Executive Officer